SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

     OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number         000-25927

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Macatawa Bank 401(k) Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

MACATAWA BANK 401(k) PLAN

TABLE OF CONTENTS

__________________________________________

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2007 and 2006
Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplementary Information as of December 31, 2007

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

Note:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Macatawa Bank 401(k) Plan
10753 Macatawa Drive
Holland, Michigan 49422

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended and the December 31, 2007 supplemental schedule of assets (held at year end), as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Macatawa Bank 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2007 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

     /s/Rehmann Robson
     REHMANN ROBSON, P.C.

June 25, 2008

Grand Rapids, Michigan

MACATAWA BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2007	2006
ASSETS
Investments at fair value
Mutual funds	$16,757,506	$14,251,132
Money market fund	342,974	319,416
Macatawa Bank Corporation common stock	929,567	1,302,111
Participant loans	-	535

Total investments at fair value	18,030,047	15,873,194

Receivables
Participant contributions	-	5,480
Accrued dividends	193,557	4,603

Total receivables	193,557	10,083

Cash	242,346	37,283

Total assets	18,465,950	15,920,560

LIABILITIES
Due to broker for securities purchased	233,398	-

Net assets available for benefits	$18,232,552	$15,920,560

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2007	2006
Additions to net assets attributed to
Net investment income
Net (depreciation) appreciation in aggregate fair value of mutual funds	$(79,463)	$847,037
Net depreciation in fair value of Macatawa Bank Corporation common stock	(780,562)	(114,125)
Dividends and interest	1,555,959	863,868

Total net investment income	695,934	1,596,780

Contributions
Participants'	1,495,236	1,368,335
Employers'	766,817	690,911
Rollovers	347,915	536,656

Total contributions	2,609,968	2,595,902

Total additions	3,305,902	4,192,682

Deductions from net assets attributed to
Benefits paid to participants	993,910	903,902

Net increase	2,311,992	3,288,780

Net assets available for benefits
Beginning of year	15,920,560	12,631,780

End of year	$18,232,552	$15,920,560

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

__________________________________________

1.    DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code. Participants who have attained age 50 before the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2007, the plan elected Safe Harbor status. The Plan’s Sponsor contributes a Safe Harbor match in an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 23 mutual funds, a money market fund and shares of Macatawa Bank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Plan Sponsor matching contribution, and an allocation of Plan earnings. Plan earnings are allocated based on the ratio of each participant’s account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Participant Loans

Participant loans, although not permitted by the terms of the current Plan, result from participant rollovers from predecessor employer plans. All plan loans have been repaid as of December 31, 2007.

MACATAWA BANK

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

__________________________________________

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participants vested interest in his or her account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Mutual funds and shares of Macatawa Bank Corporation common stock are stated at fair value, based upon quoted market prices. Money market fund investments and participant loans are reported at cost, which approximates fair value.

Unrealized appreciation or depreciation in the aggregate fair value of mutual fund investments and shares of Macatawa Bank Corporation common stock represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average costs of investments sold.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

MACATAWA BANK

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

__________________________________________

Payment of Benefits

Benefits are recorded when paid.

2.    INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2007	2006

Investments at fair value as determined by
quoted market price
Mutual Funds
Dodge and Cox Stock Fund	$2,619,466	$2,417,930
Fidelity Diversified International Fund	2,410,916	1,823,804
Neuberger Berman Genesis Investor Fund	1,773,521	1,529,522
Fidelity Spartan U.S. Equity Index Fund	1,456,853	1,521,005
Columbia Acorn Fund	1,639,985	1,346,459
Fidelity Dividend Growth Fund	1,341,656	1,336,877
Vanguard Mid-Cap Index Fund	976,324	-
Common Stock
Macatawa Bank Corporation	929,567	1,302,111

3.    RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are held in shares of common stock of the Plan sponsor, or managed by Northern Trust Corporation, a plan custodian, and, therefore, these transactions qualify as party-in-interest. The Plan’s investment in participant loans, the Northern Trust Money Market Fund and Macatawa Bank Corporation common stock as of December 31, 2007 and 2006 represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank constitute party-in-interest transactions. The 108,215 and 61,247 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2007 and 2006 represent approximately 0.63% and 0.38% of the Corporation’s total outstanding shares of common stock, respectively.

Cash dividends of $36,662 and $31,996 were paid to the Plan by Macatawa Bank Corporation during 2007 and 2006, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statements of Changes in Net Assets Available for Benefits. A stock dividend equal to 5% of the outstanding shares of common stock was declared and paid by Macatawa Bank Corporation in 2007 and 2006, respectively. As a result of this stock dividend, Macatawa Bank Corporation issued 3,444 and 2,106 additional shares of Macatawa Bank Corporation common stock to the Plan as of December 31, 2007 and 2006, which were recorded by the Plan at the aggregate fair value of the shares of $51,522 and $68,024, respectively, on the record dates in each year and is included in dividend income.

MACATAWA BANK

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

__________________________________________

4.    INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document.  The prototype plan consists of a basic plan document and an adoption agreement, which is used to customize the basic plan document. The prototype plan has received an opinion letter with respect to the overall plan. Macatawa Bank is relying on the opinion letter for the master and prototype plan.  The Plan is required to operate in conformity with the Code to maintain its qualification. Although the adoption agreement of the Plan has been amended, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.    RISKS AND UNCERTAINTIES

The Plan provides for investment options in a money market fund, various mutual funds and in shares of Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

PLAN # 001 / EIN 38-3378283

	(b) Identity	(c) Description of Investment	(e)
	of Issue, Borrower,	Including Maturity Date, Rate of	Current
(a)	Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Value

	Mutual funds
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 18,946 shares	$ 2,619,466
	Fidelity Investments	Diversified International Fund, 60,424 shares	2,410,916
	Neuberger Berman	Neuberger Berman Genesis Investor Fund, 51,630 shares	1,773,521
	Columbia	Columbia Acorn Fund, 55,386 shares	1,639,985
	Fidelity Investments	Spartan U.S. Equity Index Fund 28,070 shares	1,456,853
	Fidelity Investments	Dividend Growth Fund, 45,634 shares	1,341,656
	Vanguard	Vanguard Mid-Cap Index Fund, 47,165 shares	976,324
	Federated	Kaufman Fund, 134,334 shares	836,903
	Value Line Mutual Funds	Value Line Income & Growth Fund, 87,440 shares	738,865
	Fidelity Investments	Government Income Fund, 64,931 shares	672,688
	T. Rowe Price International	T. Rowe Price Growth Stock Fund, 15,710 shares	528,826
	American Fund	American Funds AMCAP R5 Fund, 26,047 shares	526,150
	T. Rowe Price International	T. Rowe Price PS Growth Fund, 14,594 shares	356,687
	T. Rowe Price International	T. Rowe Price PS Income Fund, 21,310 shares	334,358
	T. Rowe Price International	T. Rowe Price PS Balanced Fund, 14,402 shares	277,375
	Dodge and Cox Funds	Dodge & Cox Intl Stock Fund, 3,603 shares	165,829
	UMB Scout	UMB Scout International Fund, 981 shares	36,662
	UMB Scout	UMB Scout Small Cap, 2,011 shares	35,472
	T. Rowe Price	T Rowe Price 2030 Retirement, 832 shares	15,848
	Vanguard	Vanguard LT Bond Index, 765 shares	8,909
	T. Rowe Price	T Rowe Price 2040 Retirement, 143 shares	2,753
	T. Rowe Price	T Rowe Price 2020 Retirement, 72 shares	1,281
	Vanguard	Vanguard Fixed Income Sec, 17 shares	179

	Total mutual funds		16,757,506

	Money market fund
*	Northern Trust	Money Market Fund, 342,974 shares	342,974
	Common stock
*	Macatawa Bank Corporation	Common stock, 108,215 shares	929,567

	Total investments		$ 18,030,047
(*) An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Macatawa Bank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 MACATAWA BANK 401(K) PLAN

By:

       Thomas DeWitt

Date: June 26, 2008

EXHIBIT INDEX

Exhibit No.                    Description

23.1	Consent of Independent Registered Public Accounting Firm